Exhibit 99.1

BURCON RECEIVES NOTICE OF ALLOWANCE FROM THE UNITED STATES PATENT OFFICE FOR CLARISOY™ PATENT

Vancouver, British Columbia, February 26, 2013— Burcon NutraScience Corporation (TSX – BU; NASDAQ - BUR) (“Burcon”) is pleased to announce today that it has received a notice of allowance from the United States Patent and Trademark Office for a patent application covering a process for the production of CLARISOY™ soy protein. A notice of allowance from the United States Patent and Trademark Office is a written notification that a patent application has cleared internal review and is pending issuance.

“This is a significant development for Burcon as it marks the first of our CLARISOY™ patents to be allowed in the United States. CLARISOY™ soy protein’s distinct characteristics make it uniquely soluble, great tasting and with an excellent nutritional value,” said Johann F. Tergesen, President and Chief Operating Officer, adding, “Our processes for the production of highly functional and nutritional plant-based proteins make them especially useful for those food and beverage applications that are in high demand today, namely: health & wellness products.”

To-date, Burcon’s patent portfolio consists of 218 issued patents in various countries, including 36 issued U.S. patents, and in excess of 400 additional pending patent applications, 81 of which are U.S. patent applications. The patent allowance which is the subject of this news release will be issued as a granted U.S. patent in the near future.

The CLARISOY™ Advantage

CLARISOY™, which is under license to ADM, is the world’s only vegetable-based protein capable of offering both clarity and high-quality protein nutrition in low pH beverage systems.

In March 2011 Burcon entered into a License and Production Agreement with ADM (the “License Agreement”) for the worldwide production, distribution and sale of CLARISOY™ soy protein. The License Agreement gives ADM exclusive rights across all geographic regions and all potential product applications to produce, market, and sell CLARISOY™ soy protein. ADM makes royalty payments to Burcon on the sales of CLARISOY™ under the license agreement.

ADM’s CLARISOY™ line includes a range of products for both low and neutral pH applications allowing food and beverage companies to easily include up to 10 grams of CLARISOY™ per serving.

CLARISOY™ 100 is a premier vegetable-based protein that offers both clarity and high-quality protein nutrition for beverages with a pH of less than 4. Extremely heat stable, CLARISOY™ 100 requires no homogenization or stabilizers in low pH beverages.

CLARISOY ™ 150 is a revolutionary soy protein for neutral pH beverages and low pH beverages with cloud systems. The clean flavor and smooth mouth-feel makes CLARISOY™ 150 a formulator’s ideal protein ingredient.

For more information about CLARISOY™, visit www.clarisoy.com

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We have developed CLARISOY™ soy protein, which offers clarity and high-quality protein nutrition for low pH beverage systems; Peazazz™ a uniquely soluble and clean-tasting pea protein and Puratein®, Supertein™ and Nutratein™ canola protein isolates with unique functional and nutritional attributes. Our team of highly specialized scientists and engineers work from our private research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 218 issued patents in various countries, including 36 issued U.S. patents, and in excess of 400 additional pending patent applications, 81 of which are U.S. patent applications.

CLARISOY™ is under license from Archer Daniels Midland Company.
CLARISOY™ is a trademark of Archer Daniels Midland Company.

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2012. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

For more information, please contact:

Michael Kirwan, Director, Corporate Development
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
mkirwan@burcon.ca www.burcon.ca